UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D
           Under the Securities Exchange Act of 1934


                        HUMBOLDT BANCORP
 -----------------------------------------------------------------
                        (Name of Issuer)


                  Common Stock, No Par Value
 -----------------------------------------------------------------
                (Title of Class of Securities)

                          44507A103
        ---------------------------------------------
                       (CUSIP Number)


                      Francis A. Dutra
                     1964 St. Maru Road
                      Arcata, CA 95521
                      (707) 839-1823
 -----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)

                        March 1, 1997
 -----------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP NO.        445077A103               PAGE 1 of 4 PAGES
                 -----------                  ---   ---
 -----------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No.
     of Above Person

     FRANCIS A. DUTRA
-----------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group* (a) [ ]
                                                       (b) [ ]
     N/A
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3    SEC Use Only
 -----------------------------------------------------------------
4    Source of Funds*       PF
-----------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e)                                      [ ]
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6    Citizenship or Place of Organization

     UNITED STATES OF AMERICA
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  Number of          7   Sole Voting Power         12,587
  Shares          -----------------------------------------------
  Beneficially       8   Shared Voting Power       65,844
  Owned by        -----------------------------------------------
  Each               9   Sole Dispositive Power    12,587
  Reporting       -----------------------------------------------
  Person With        10  Shared Dispositive Power  65,844
-----------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     78,431
-----------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                              [ ]
-----------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     5.52%
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14   Type of Reporting Person*       IN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP NO.        445077A103               PAGE 2 of 4 PAGES
                 -----------                  ---  ---


ITEM 1.   SECURITY AND ISSUER
          -------------------

          Common Stock, no par value

          Issuer:  Humboldt Bancorp

          Principal Executive Offices:  P. O. Box 1007
                                        Eureka, CA 95502-1007

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a)  Francis A. Dutra
          (b)  1964 St. Maru Road
          (c)  Retired - Founder, Dutra Trucking
          (d)  None
          (e)  None
          (f)  United States of America


ITEM 3.   SOURCE AND AMOUNT OF FUNDS
          --------------------------

          Stock was purchased using personal funds.

                            SCHEDULE 13D

CUSIP NO.        445077A103               PAGE 3 of 4 PAGES
                 -----------                  ---  ---


ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          (a) At December 31, 1996, Francis A Dutra, beneficiary, owned 68,264 shares of Humboldt Bancorp stock which he had purchased over the past seven years. At March 1, 1997, Francis A Dutra was entitled, but had not yet exercised, under an approved stock option plan, to options to acquire an additional 10,167 shares of Humboldt Bancorp common stock.

          (b)  n/a

          (c)  n/a

          (d)  n/a

          (e)  n/a

          (f)  n/a

          (g)  n/a

          (h)  n/a

          (i)  n/a

          (j)  n/a


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          (a) Francis A. Dutra beneficially owns 78,431 shares of common stock, including options to acquire 10,167 shares, representing approximately 5.5% of the issued and outstanding shares of common stock. The number of outstanding shares of common stock as of December 31, 1996, was 1,410,767.

          (b)  Mr. Dutra:

               (i) with his spouse, owns 47,571 shares of common stock which he has joint voting and dispositive power;

               (ii) is a trustee and beneficiary of a family trust which owns 18,273 shares of common stock of which he has joint voting and dispositive power;

                            SCHEDULE 13D

CUSIP NO.        445077A103               PAGE 4 of 4 PAGES
                 -----------                  ---  ---


               (iii) has voting and dispositive power as custodian over 2,420 shares of common stock held in the name of his children pursuant to the Uniform Transfers to Minors Act; and

               (iv) has an option to acquire 10,167 shares of common stock at exercise prices ranging from $7.51 to $20.75 per share.

          (c) Francis A. Dutra has not engaged in any transactions in the common shares during the 60 days preceding the date of this statement.

          (d) n/a

          (e) n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          -------------------------------------------------------

     Francis A. Dutra has non-statutory stock options granted totaling 14,606 shares, of which 10,167 are vested and 4,439 are unvested.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          None.


     After reasonably inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 7, 1997                   FRANCIS A. DUTRA
                                        --------------------
                                        Francis A. Dutra